Exhibit 1.01

MAGNA INTERNATIONAL INC.

CONFLICT MINERALS REPORT

(For the reporting period from January 1, 2024 to December 31, 2024)

SECTION 1: INTRODUCTION

A. Background

(a) The Conflict Minerals Rule

This Conflict Minerals Report (the “Report”) of Magna International Inc. (referred to as “Magna”, “we”, “us” or “our” in this Report) has been prepared in accordance with Securities and Exchange Commission’s (“SEC”) Rule 13p-1 (17 CFR 240.13p-1) (the “Rule”) adopted under the Securities and Exchange Act of 1934. The Rule requires SEC registrant companies to disclose the use of “Conflict Minerals” in their products, where such use is “necessary to the functionality or production of a product” manufactured by that company. The Rule defines “Conflict Minerals” as cassiterite, columbite-tantalite, wolframite, and their derivatives tin, tantalum and tungsten, as well as gold (collectively, “3TG minerals” or “3TG”) that originated in the Democratic Republic of the Congo or an adjoining country specified in the Rule (collectively, the “Covered Countries”).

As a registrant with 3TG minerals present in certain of our manufactured products, Magna is required to comply with the Rule, including performing a “reasonable country of origin inquiry” (“RCOI”) into the sources of the 3TG minerals to determine whether any such minerals in our products originated in a Covered Country. The results of our RCOI are detailed in Section 2 of this Report.

(b) Forward-Looking Statements

This Report contains forward-looking statements relating to actions that we may take in the future with respect to our conflict minerals compliance program (the “Program”). Such statements are based on the current expectations of our management as of the date of this Report and are not promises or guarantees of future performance of such actions. Subsequent events and developments may cause management’s views to change.

(c) Documents Incorporated by Reference

Unless expressly incorporated by reference in this Report, any documents, third-party materials or references to websites (including Magna’s website) are not incorporated by reference in, nor considered a part of, this Report.

B. Company Overview

(a) Our Company

We are more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 167,000 employees across 342 manufacturing operations and 103 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. These figures include manufacturing operations, product development, engineering and sales centres and employees in certain equity- accounted operations.

(b) Our Products

Our products are designed primarily to meet the requirements and specifications of our automotive customers. Certain of these requirements and specifications entail the use of 3TG minerals. In addition to complete vehicle engineering and contract manufacturing expertise, our product capabilities include producing body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. In addition, we aim to advance our sustainability goals through innovations in electrification, AI, driver assistance, lightweighting, adjacent mobility markets such as micromobility, materials, fuel efficiency, and energy efficiency for both end-use products and our manufacturing processes. A more detailed description of our products can be found on pages 28-35 of our Annual Information Form, which is available in the “Company - Investors” section of Magna’s corporate website under: “Financial Reports and Public Filings” — “Annual Information Forms” — “ Annual Information Form dated March 27, 2025”.

(c) Reliance on Supply Chain & Industry-Driven Initiatives

Due to the number and complexity of the products we manufacture, our multi-tiered supply chain consists of a substantial number of suppliers globally, the composition of which changes within each calendar year and from year to year. Moreover, we are generally many tiers removed from the smelters or refiners (“SORs”) of 3TG minerals in our supply chain. We do not, to the best of our knowledge, directly purchase 3TG minerals from any of the Covered Countries. As a downstream consumer of 3TG minerals, Magna must rely on its direct suppliers to gather and report to us information about SORs in the supply chain. Our direct suppliers are similarly reliant upon information provided to them by their own suppliers. This information is gathered either through direct communication with our direct suppliers, through material data sheets in the International Material Data System (IMDS) - the automobile industry's material data system, or other product/purchasing databases.

The structure, size and breadth of our supply chain, as well as the fact that a substantial portion of the suppliers in our supply chain are not obligated to file reports with the SEC (including reports under the Rule), makes gathering of complete and accurate conflict minerals information a lengthy and challenging process.

In most cases, we do not have meaningful leverage over upstream suppliers or other actors in the supply chain. As a result of these challenges, in addition to our ongoing engagement with our direct production suppliers as part of our Program, we participate in several industry-driven associations that maintain initiatives aimed at increasing awareness of, and participation in, conflict minerals reporting by suppliers, including as discussed in Section 3.B.vi below.

SECTION 2: REASONABLE COUNTRY OF ORIGIN INQUIRY & CONCLUSION

Magna conducted the following RCOI for the 2024 reporting year:

A.	Supplier Coverage

For the 2024 program year, we invited 681 of our direct production suppliers (by parent DUNS number; 2800 individual DUNS numbers) (the “2024 In-Scope Suppliers”) to participate in the Program. The In-Scope Suppliers represented approximately 85% of procurements spend on a rolling 12 month basis.

B.	Conclusion based on RCOI

Based on the RCOI conducted, we concluded in good faith that during the 2024 calendar year Magna:

i.	manufactured and/or contracted to manufacture products containing 3TG minerals and determined that the use of such minerals was necessary to the functionality or production of these products; and

ii.	could not exclude the possibility that a portion of the 3TG minerals in the Company’s products originated in one or more Covered Countries (and were not from recycled or scrap sources).

As a result of this conclusion, Magna conducted due diligence activities on the source and chain of custody of these necessary conflict minerals as described in Section 3 of this Report.

SECTION 3: DUE DILIGENCE PROCESS

A.	Design of Due Diligence Framework

On the basis of the information obtained as part of our RCOI, we conducted due diligence regarding the source and chain of custody of the 3TG minerals contained in our products. Magna designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold and for tin, tantalum and tungsten (collectively, the “OECD Guidance”). The OECD Guidance specifies a five-step framework for risk-based due diligence for responsible supply chains of minerals sourced from conflict-affected and high-risk areas, which are described below in connection with our Program.

B.	Due Diligence Measures Performed

Magna’s due diligence measures for the 2024 reporting year included the following:

a.	Establish Strong Company Management Systems

We previously established and maintain company management systems with regard to conflict minerals reporting, the main elements of which are described below:

i.	Conflict Minerals Compliance Team & Program

We maintain a cross-functional conflict minerals compliance team (the “CM Compliance Team”), comprised of representatives from Magna’s legal, materials compliance and purchasing departments that is tasked with managing and directing the day-to-day activities of the Program, including monitoring the execution and effectiveness of the Program; overseeing the activities of our Program team members in each region in which we operate; monitoring conflict minerals and responsible sourcing regulatory developments and evolving industry best practices; and conflict minerals reporting to our automotive customers. The Program, which includes a supply chain system of controls and transparency through the adoption and use of the CMRT (defined in Subsection 3(b) (ii) below), facilitates the transfer of information through the supply chain regarding, among other things: (i) mineral country of origin; (ii) SORs being utilized; and (iii) the identity of new SORs to potentially undergo an audit through the Responsible Minerals Assurance Process (“RMAP”) described below.

ii.	Oversight

The CM Compliance Team reports the status of the Program to designated senior management.

iii.	Policy Statement & Grievance Mechanism

We are committed to working with our supply chain to ensure compliance with the Rule. We previously adopted a policy statement which addresses our commitment to comply with the Rule and the expectations we place on our suppliers with respect to engagement in due diligence of their supply chains, as well as conflict minerals reporting to us. The policy statement is publicly available in the “Company – Company Information - Leadership and Governance” section of our corporate website under: “Corporate Governance Documents” — “Conflict Minerals Policy Statement”.

The policy statement includes a grievance mechanism to facilitate reporting of concerns relating to Magna’s Program through Magna’s confidential and anonymous whistle-blower hotline (the “Hotline”) (www.magnahotline.com). The Hotline is structured such that submissions are received and tracked by an independent third-party provider and any such submissions relating to the Program are communicated to members of the CM Compliance Team for review and appropriate action. To date, we have not received any Hotline submissions regarding our Program.

iv.	Records Retention

We have a policy to retain conflict minerals documentation for at least five (5) years from the date of creation.

v.	Supply Chain Engagement

Our Supplier Code of Conduct and Ethics (“Supplier Code”), which outlines our expectations for every company that supplies goods and services to Magna, specifically addresses the reporting obligations of our suppliers to us with respect to conflict minerals. In addition, Magna’s standard global contract terms and conditions, including our global standard supplier requirements manual, require suppliers to provide information or certification with respect to the origin of their products supplied to Magna. The requirements manual is incorporated by reference into our standard global contract terms and conditions. Purchase orders and other agreements in place with our direct suppliers are, however, typically in force for several years and during the term of an existing purchase order, we may not be able to impose new contract terms, or other requirements that our suppliers must flow down to their own suppliers.

We also communicated with all In-Scope Suppliers regarding our Program and maintain a dedicated email address (conflict.minerals@magna.com) to facilitate supplier communication with us regarding the Program, including requests for assistance in fulfilling their reporting obligations to Magna.

vi.	Industry Participation & Collaboration

The OECD Guidance encourages participation in industry-driven programs to establish a system of controls over the mineral supply chain which includes either a chain of custody or traceability system.

With respect to initiatives aimed at improving SOR validation, we continue to support the Responsible Minerals Initiative (“RMI”) as a member, as well as through participation, from time to time, in RMI plenary member conference calls and its Due Diligence Practice Team. The RMI has designed and manages the RMAP, a process designed to identify the SORs that process 3TG minerals. The RMAP consists of an independent third-party assessment of SOR management systems and sourcing policies to validate conformance with RMAP standards and current global standards, including the OECD Guidance. Our membership in the RMI, which we view as critical to our Program, gives us access to RCOI and smelter validation data, information regarding sourcing initiatives and regulatory developments, and valuable tools and resources which we are able to use to enhance our Program. Through our membership, we also support several complementary programs/organizations with which the RMI regularly collaborates to address conflict minerals issues from an industry perspective.

Throughout 2024, we also engaged with and participated as a member of several industry associations, particularly the Automotive Industry Action Group (AIAG). The initiatives of the AIAG and its Responsible Minerals Working Group include: efforts to improve supply chain transparency and compliance with the conflict minerals reporting requirements; development of best practices for conducting due diligence, supply chain engagement and reporting; development of common standards and reporting tools; engagement with SORs to promote conflict-free validation programs; and provision of training and awareness.

b.	Identification and assessment of risks in the supply chain

i.	Identification of Risks

To identify risks in the supply chain, Magna undertook the following measures:

•	Ensured changes to our supplier list were captured in our Program.

•	Determined the Supplier Coverage described in Section 2.A. of this Report.

•	Communicated regularly with all In-Scope Suppliers (as described below).

•	Reviewed summary red flag metrics generated by supplier survey responses.

•	Conducted additional supplier and smelter due diligence/mapping based on OEM inquiries regarding specific smelters.

•	Validated the accuracy and completeness of the SORs identified by In-Scope Suppliers, including by reviewing the list of such SORs against the RMI (members-only access) list of processing facilities which have received a “RMAP Conformant” or other status designation under the RMAP.

ii.	In-Scope Supplier Due Diligence

Our due diligence efforts were focused primarily on communicating with the In-Scope Suppliers to obtain information with respect to the source and chain of custody of the necessary 3TG minerals in the products they supplied to us. All In-Scope Suppliers were sent an initial communication requesting that they complete a survey based on the standardized template originally developed by the Responsible Business Alliance (founder of the RMI) known as the “Conflict Minerals Reporting Template” or “CMRT”. The CMRT was developed to facilitate disclosure and communication of information regarding SORs that provide materials in a company’s supply chain and includes, among other things, questions regarding a supplier’s conflict minerals policy, engagement with its own suppliers, origin of 3TG minerals in its products, and supplier due diligence. Our suppliers were requested to obtain completed CMRTs from their own production suppliers and encourage those suppliers to cascade the same requirement throughout their supply chain. We also obtain information relating to management of conflict minerals sourcing from suppliers required to complete an annual self-assessment questionnaire (SAQ).

In-Scope Suppliers that failed to respond at all to Magna were sent reminders to submit a CMRT by a specified deadline.

iii.	CMRT Review

Magna reviews summary red flag metrics in the Supplier Assurance platform relating to the CMRT responses received from In-Scope Suppliers. Magna also conducted additional supplier and smelter mapping and due diligence in response to OEM customer inquiries regarding specified smelters. No supplier indicated that they receive any 3TG minerals from sources that directly or indirectly financed or benefitted armed groups within the meaning of the Rule.

iv.	Efforts to Determine Mine or Location of Origin

As a downstream company, the primary focus of our due diligence on the source and chain of custody of the 3TG minerals in our supply chain was the collection and analysis of the CMRT responses received from our direct production suppliers. As described in this report, we verify the SOR information in the CMRT responses with data obtained from the RMI. We believe this represents the most reasonable effort we can make to determine the mines or locations of origin of any 3TG minerals that may be used in our products, as discussed in Section 4 below.

c.	Design and implement a strategy to respond to identified risks

Magna designed a risk management plan to identify, monitor and mitigate identified risks, the key elements of such plan being:

•	Based on the red flag review, In-Scope Suppliers whose responses to select CMRT questions were identified as incomplete, inconsistent or inaccurate, will be asked to address and resolve the red flag(s) in the upcoming program year.

•	In-Scope Suppliers that did not respond to Magna’s initial survey request were sent follow-up reminders through periodic communications requesting that they complete a CMRT.

d.	Carry out independent third-party audit of SOR due diligence practices

Magna is a downstream consumer of necessary conflict minerals and is several supply chain tiers removed from smelters and refiners which provide minerals and ores. Therefore, Magna does not perform, or direct the performance of, audits of SORs within the supply chain. As outlined in the OECD Guidance upon which our Program is based, we support the RMI’s cross-industry initiative that audits SORs to identify those facilities that have systems in place to assure sourcing of only conflict-free materials. The data on which we relied for certain statements in this Conflict Minerals Report (including in Appendix I) was obtained using the RCOI report we receive through our membership in the RMI (Unique RMI membership code: MAGN).

e.	Report annually on supply chain due diligence

Magna’s conflict minerals policy states that we will comply with the Rule, which includes filing our Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report with the SEC (www.edgar.com) and making both documents publicly available on our corporate website (www.magna.com).

We also completed Conflict Minerals Reporting Templates for each of our customers who requested us to do so for the 2024 reporting year, in support of such customers’ reporting obligations under the Rule.

SECTION 4: DETERMINATION

Magna does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries. As a downstream consumer of 3TG, Magna must rely on its direct production suppliers to gather information about smelters and refiners in the supply chain. Those direct production suppliers are similarly reliant upon information provided by their suppliers throughout the supply chain. There are generally multiple tiers of suppliers between 3TG SORs and Magna. We have determined that our efforts to seek information about the smelters and refiners in our supply chain through the submission of CMRTs from our suppliers, as well as efforts to determine and improve the accuracy and quality of such submissions, represents the most reasonable effort Magna can make to determine the mines or locations of origin of the necessary conflict minerals in our supply chain. However, most of the In-Scope Suppliers who responded to us did so at a company level and not a product level. Six of the SORs identified by our In-Scope Suppliers in their CMRTs are located in one of the covered Countries (2 Rwanda, 1 Congo, 1 Zimbabwe; 1 Uganda; 1 Sudan). Three of the SORs were categorized as RMAP “Conformant”, two categorized as “RMI Due Diligence Review”; and one categorized as “Outreach Required”.

As a result, despite receiving CMRT responses from In-Scope Suppliers that included SOR names, such suppliers were unable to accurately report with specificity those facilities that were part of the supply chain for the products or components that were sold to Magna in 2024. Certain SORs in CMRT responses received by Magna indicate that they source from the Covered Countries (as summarized in Appendix I to this Conflict Minerals Report), based on the due diligence efforts described in this Report, we are unable to determine the source and chain of custody of the necessary conflict minerals in our products for the 2024 reporting year.

SECTION 5: CONTINUOUS IMPROVEMENT EFFORTS TO MITIGATE RISK

Magna continues to examine ways to enhance the Program to further mitigate the risk that necessary conflict minerals used in Magna products may benefit armed groups in the Covered Countries, including the following:

•	Continuing to work with our suppliers to increase the completeness and accuracy of conflict minerals reporting.

•	Assessing opportunities to provide additional awareness, training, best practices or other assistance to our suppliers with respect to conflict minerals reporting.

•	Conduct outreach directly, or through RMI, for the RMAP Non-Conformant SORs identified in supplier CMRT responses.

•	Introduced an ESG component into our program award criteria as part of Magna’s strategy to improve sustainability performance across our supply chain. The criteria includes a supplier’s NQC Self-Assessment Questionnaire (SAQ) score, which includes a conflict minerals component.

•	Maintaining our support for industry initiatives aimed at improving supply chain transparency, including, through our membership and participation in the AIAG, OESA and other industry associations.

•	Supporting ongoing SOR audit and validation initiatives, including through our membership and participation in the RMI.

•	Annually evaluating opportunities to enhance our Program, including by monitoring best practices adopted by peer companies and automotive customers, and those developed by industry organizations. In 2025, we expect to migrate our conflict minerals program to a third party platform to facilitate program management.

•	Continuing to monitor legislative developments regarding responsible sourcing, including new or incremental reporting requirements.

APPENDIX I

TO THE 2024 CONFLICT MINERALS

REPORT OF MAGNA INTERNATIONAL INC.

SUMMARY OF RMAP STATUS OF PROCESSING FACILITIES

IDENTIFIED IN SUPPLIER CMRT RESPONSES

In reviewing the tables below, the following should be considered:

•	Most of the In-Scope Suppliers who responded to us did so at a company level and not a product level. Accordingly, the table may reflect SORs that did not actually process 3TG contained in our products.

•	RMAP Status definitions indicated below can be found at:
http://www.responsiblemineralsinitiative.org/members/database-field-definitions/.

A.	SUMMARY OF SOR RMAP STATUS

The following table reflects the number of processing facilities, by 3TG mineral, identified in supplier CMRT responses to Magna, as well as the validation status of such facilities under the RMAP based on the RMI Standard Smelter List as at May 25, 2025:

	RMAP Conformant(1)		RMAP Non- Conformant
3TG	#	%	#	%
Tin	72	86%	12	14%
Tantalum	42	93%	3	7%
Tungsten	39	87%	6	13%
Gold	74	81%	17	19%
TOTAL	227	86%	38	14%

(1)	The following facilities identified in supplier responses were listed in the RMAP database under status definitions other than Conformant or Non-Conformant. These facilities have not been included for purposes of calculating the percentages above:

•	1 facility listed as being “In Communication” (contacted by RMI)
•	5 facilities listed as “Communication Suspended – Not Interested”
•	6 facilities listed as “Active” (scheduled or in progress RMI Assessment)
•	23 facilities listed as “RMI Due Diligence Review – Unable to Proceed”
•	63 facilities listed as having ceased or suspended operations
•	69 facilities listed as “Outreach Required”

B.	SUMMARY OF LOCATION OF MINE RESPONSES

33 supplier CMRT responses received as part of our 2024 Program indicated that they “Source from DRC or Covered Countries” or have “Reason to believe they source from the DRC or Covered Countries”.